FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

eWeek: Craig Conway Tells CeBIT America PeopleSoft is Not Going Anywhere

Conway: PeopleSoft Not Going Anywhere
By Jeffrey Burt

NEW YORK—In his keynote address this morning at the CeBIT America show here, PeopleSoft Inc. President and CEO Craig Conway made only a passing reference to the controversy swirling around rival Oracle Corp.’s hostile bid to acquire his company, but the tone of his speech made it clear that he expects PeopleSoft to be around for a long time.

Speaking to several hundred people in the audience, Conway outlined the steps that PeopleSoft will take to improve its enterprise software products in order to help customers reduce costs and improve efficiencies within their businesses. He also outlined the advantages of the company’s $1.75 billion bid to buy Denver-based J.D. Edwards & Co.—including expanding PeopleSoft’s markets and growing its product line—and that industry reaction validated the move. Separately, PeopleSoft this morning officially commenced its offer to exchange J.D. Edwards stock for PeopleSoft stock.

“When you announce an acquisition, the one thing you can always count on is everybody is going to hate it,” he said. “But an interesting thing happened when we announced [the J.D. Edwards deal]. Everybody loved it. ... It caught the interest of Wall Street. It caught the interest of industry analysts. It definitely caught the interest of our competitors.”

The last sentence was the only point during his hour-long talk that Conway made any reference to Oracle’s bid to buy PeopleSoft, an intent announced by Oracle officials just days after PeopleSoft announced the J.D. Edwards deal.

Oracle, of Redwood Shores, Calif., initially bid $16 per share on its Pleasanton, Calif., rival, an offer that was quickly rejected. On Wednesday, Oracle upped the bid to $19.50 per share, and PeopleSoft issued a statement saying its board of directors will review the new offer. However, the company reiterated that its objections didn’t merely focus on the price, but also antitrust concerns, lengthy regulatory review processes and a potential negative impact on PeopleSoft customers.

Oracle’s takeover attempt also has touched off a flurry of lawsuits, as PeopleSoft, J.D. Edwards and the state of Connecticut all have sued the software maker. Oracle Chairman and CEO Larry Ellison yesterday sent a letter to Connecticut’s governor and attorney general stating that the state was an important customer and that Oracle would continue to support PeopleSoft software if the merger goes through.

Conway: PeopleSoft Not Going Anywhere (continued)

During his talk, Conway spoke of the need for enterprise software to mature to the point of making it easier for users to own it. And he made it clear that he intends for PeopleSoft to lead that maturation process.

He said the technology already has helped businesses reduce costs and improve efficiencies through the use of such features as embedded analytics, the integration of business applications and the move to put these applications online. The industry has gone from businesses coding their own software to being able to buy it off the shelf.

“Today, it’s prepackaged software, and prepackaged costs less,” Conway said. “That’s the way it’s done today. It costs less, but it still costs more than it should. ... Everything about enterprise software today still involves lots of people.”

Comparing the current software situation with that of printers 15 years ago, Conway said the best improvement in that industry was the creation of the UBS port, which simplified the installation and operation of printers.

“The USB port has nothing to do with the quality of the printer, but it has everything to do with the ownership experience,” he said, adding that the software industry has to do the same thing.

PeopleSoft has created a group of 500 developers whose goal is to make enterprise software easier to use, he said. Among the other improvements Conway is promising is reducing the software installation time of PeopleSoft products to one day embedding performance monitors into the software. He also said that all the company’s software will soon support Linux, reducing what he said is the industry’s “dependence on the Microsoft [Corp.] desktop operating system” and giving users a choice of OSes on PeopleSoft applications.

“We’re supporting Linux not because we’re anti-Microsoft, but because we’re pro-choice,” he said. “It’s better for the industry to have choices.”

In addition, Conway said that the top business software providers-PeopleSoft, Oracle and SAP AG-must work together to eliminate users’ need for middleware to integrate products from different vendors. The three vendors must code their products to work together out-of-the-box, he said. In that vein, Conway said that the next version of its supplier management relationship software will be coded to work directly with software from Oracle and SAP.

“Now, if Oracle and SAP would do that same, it would be tremendous,” he said. “This is the beginning of the end of middleware.”

Additional Information

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.